Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-192302

Dated June 15, 2015

For Immediate Release

Citigroup Inc. (NYSE: C)

June 15, 2015

Citi Statement on its C-Tracks Exchange-Traded Notes

NEW YORK – Citigroup Inc. announced today that it does not intend to issue any additional notes in its three series of C-Tracks ETNs. These ETNs, which will continue to trade on the NYSE Arca, are listed below:

•	C-Tracks Exchange-Traded Notes Based on the Performance of the Citi Volatility Index Total Return Due November 12, 2020 (NYSE Arca: CVOL);

•	C-Tracks Exchange-Traded Notes Based on the Performance of the Miller/Howard MLP Fundamental Index Due September 28, 2023 (NYSE Arca: MLPC); and

•	C-Tracks Exchange-Traded Notes Miller/Howard Strategic Dividend Reinvestor Due September 16, 2024 (NYSE Arca: DIVC).

Citigroup Inc. expects that its affiliate Citigroup Global Markets Inc. (“CGMI”) may continue to sell any of these exchange-traded notes that it now holds or in the future may acquire. These include notes issued by Citigroup Inc. prior to the date of this announcement and not yet sold to the public as well as notes previously issued by Citigroup Inc. that CGMI may repurchase from the public from time to time.

The table below indicates, for each series of exchange-traded notes, the aggregate stated principal amount that has been issued by Citigroup Inc. prior to the date of this announcement, the aggregate stated principal amount of those exchange-traded notes that is currently held by the public and the aggregate stated principal amount of those exchange-traded notes that is currently held by CGMI. The aggregate market value of each is also indicated based on the closing price on the NYSE Arca on June 15, 2015. The stated principal amount of the exchange-traded notes is used to identify units of the notes and differs from the current market value of the notes.

Ticker	Aggregate Previously Issued Notes	Aggregate Previously Issued Notes Currently Held by the Public	Aggregate Previously Issued Notes Currently Held by CGMI
CVOL	$7,000,000,000 stated principal amount $3,934,000 market value[1]	$5,994,062,000 stated principal amount $3,368,663 market value[1]	$1,005,938,000 stated principal amount $565,337 market value[1]
MLPC	$175,000,000 stated principal amount $166,244,400 market value[2]	$107,156,300 stated principal amount $101,795,056 market value[2]	$67,843,700 stated principal amount $64,449,344 market value[2]
DIVC	$100,000,000 stated principal amount $108,600,000 market value[3]	$45,063,300 stated principal amount $48,938,744 market value[3]	$54,936,700 in stated principal amount $59,661,256 market value[3]

1 Based on a closing price of $0.562 on June 15, 2015

2 Based on a closing price of $23.7492 on June 15, 2015

3 Based on a closing price of $27.15 on June 15, 2015

As disclosed in more detail in the pricing supplement for each of these exchange-traded notes, the market value of the notes may be influenced by, among other things, supply and demand for the notes. It is possible that the discontinuance of further issuances of these notes by Citigroup Inc., as described above, may influence the market value of the notes. Due to market supply and demand, the price of the exchange-traded notes may trade at a premium above their closing or intraday indicative value. Any such premium may subsequently decrease at any time and for any reason, resulting in financial loss to sellers who paid this premium. Investors should always consult their financial advisors before purchasing or selling these exchange-traded notes, especially notes with premium characteristics.

This announcement does not affect the terms of the outstanding exchange-traded notes, including the right of investors to require Citigroup Inc. to redeem the notes on the terms, and subject to the limitations, described in the applicable pricing supplement, and the right of Citigroup Inc. to redeem the notes at a price based on their closing indicative value in the circumstances and at the times described in the applicable pricing supplement.

The pricing supplement for each series of exchange-traded notes can be found on the SEC website at: www.sec.gov.

MILLER/HOWARD is a trademark and service mark of Miller Howard Investments Inc. or its affiliates (collectively, “Licensor”), is used throughout the world, and is used under license for certain purposes by Citigroup Inc. Reproduction of the Licensor data and information in any form is prohibited except with the prior written permission of Licensor. The investment products referred to herein are not sponsored, endorsed, or distributed by Licensor and Licensor makes no representation regarding the advisability of investing in the products. Because of the possibility of human or mechanical error, Licensor does not guarantee the accuracy, adequacy, completeness or availability of any data and information and is not responsible for any errors or omissions or for the results obtained from the use of such data and information.

Citigroup Inc., the issuer, has filed a registration statement (including a pricing supplement, a prospectus supplement and a prospectus) with the Securities and Exchange Commission (“SEC”) for the offerings to which this communication relates.  Before you invest, you should read the applicable pricing supplement, the prospectus supplement and the prospectus in that registration statement (File No. 333-192302) and the other documents Citigroup Inc. has filed with the SEC for more complete information about Citigroup Inc. and these offerings.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the applicable pricing supplement, prospectus supplement and prospectus by calling toll-free 1-877-858-5407.

© 2015 Citigroup Inc. Member SIPC. All rights reserved. Citi and Citi and Arc Design are trademarks and service mark of Citigroup Inc. or its affiliates and are used and registered throughout the world.

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Citi, the leading global bank, has approximately 200 million customer accounts and does business in more than 160 countries and jurisdictions. Citi provides consumers, corporations, governments and institutions with a broad range of financial products and services, including consumer banking and credit, corporate and investment banking, securities brokerage, transaction services, and wealth management.

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Media Contact:         Scott Helfman           +1 212-816-9241